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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549


                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                           LASER CORP.
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                         (Name of Issuer)


                           COMMON  $.05
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                  (Title of Class of Securities)


                           518056205
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                          (CUSIP Number)


                        Reinhardt Thyzel
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           Seestrasse 9,  8640 Rapperswil,  SWITZERLAND
                  Telephone  41 55 225 5011

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         OCTOBER 9, 1998
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      (Date of Event which Requires Filing of this Statement)



CUSIP NO.  518056205

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Reinhardt Thyzel
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [ ]
                                                       (b) [X]
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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

      PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   German
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       NUMBER OF      7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY         0
       REPORTING      -------------------------------------------
      PERSON WITH     8    SHARED VOTING POWER

                           521,739 of common stock
                      -------------------------------------------
                      9    SOLE DISPOSITIVE POSER

                           0
                      -------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           521,739 of common stock
                      -------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      521,739 of common stock
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12 CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   37%
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14 TYPE OF REPORTING PERSON*

   IN
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               *SEE INSTRUCTIONS BEFORE FILLING OUT






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ITEM 1 SECURITY AND ISSUER

Title and Class:           Common $0.05
Principal Executive        Laser Corp.
Office of Issuer:          1832 South 3850 West
                           Salt Lake City, UT  84104


ITEM 2 IDENTITY AND BACKGROUND

   (a) Name:                    Reinhardt Thyzel

   (b) Residence Address:       Seestrasse 9
                                8640 Rapperswil
                                SWITZERLAND

   (c) Principal Occupation:  Managing Director
       Business and Address:  St. Gallerstrasse 161, CH-8645
                              SWITZERLAND

   (d) None.

   (e) None.

   (f) Citizenship: German

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The purchase was made in cash from the personal funds of the reporting person in the amount of $600,000.00.

ITEM 4 PURPOSE OF TRANSACTION

       Reporting person purchased said securities solely for the purpose of investment with no plans whatsoever to materially change the current status and makeup of the issuing company in any way.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

   (a) Reinhardt Thyzel owns Five Hundred Twenty One Thousand Seven Hundred and Thirty Nine (521,739) shares or approximately Thirty-Seven percent (37%) of total issued and outstanding.

   (b) Shared voting and dispositive Power: Five Hundred Twenty One Thousand Seven Hundred and Thirty Nine (521,739)

   (c) None.

   (d) None.

   (e) None.






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       ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
       RESPECT TO SECURITIES OF THE ISSUER

       None.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

       None.



CUSIP NO.  518056205



SIGNATURE:


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 30, 1998


                                By: /s/ Reinhardt Thyzel
                                   -----------------------------
                                   Reinhardt Thyzel


ATTENTION:   Intentional Misstatements or Omissions of fact
             constitute Federal criminal violations.  (See 18USC1001)




















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